English Summary Lease Agreement 54304-2031 Exhibit 4.8 The Lease Agreement (hereinafter referred to as the “Lease”) was entered into on 2021-05-12 by and between: I. Uppsala Kvarngärdet 27:2 AB (559226-7651) a limited partnership company with an address at c/o Bonnier Fastigheter AB Box 3167 103 63 Stockholm (“Landlord”) and II. Olink Proteomics AB, Dag Hammarskjölds väg 52B, SE-752 37 Uppsala Sweden (”Lessee”). 1. Subject Matter of the Lease Tenancy of office and laboratory spaces of 7,421 m2 located Salagatan 16, 753 30 Uppsala, Sweden, on the property designated as “Kvarngärdet 27:2”. 2. Condition of the Lease The premises are rented with inventory and adaptations made for Lessee. 3. Term of the Lease The term of the Lease is from 2023-04-01 until 2033-03-31 and is automatically extended 5 years at the time unless terminated with 12 months’ notice. 4. Costs The Lessee shall pay an annual rent with an annual increase based on an index clause and a discount ladder listed in Appendix 1 to the Lease. Operating costs for heating and air conditioning, hot water and ventilation are paid based on actual use. The Lessee pays property tax based on the current tax level. 5. Maintenance Costs In addition to the rent and fees, the Company shall bear all operating and ancillary costs and be responsible for the maintenance of the office and laboratory building with the exception of electricity water and sewage fees as specified in Appendix 1 to the Lease.